SF [barcode] N

17009280

SEC
Mail Processing
Section

MAR 0 1 2017

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 66697

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FocalPoint Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11150 Santa Monica Blvd., Suite 1550
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Porter 310-405-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive	Rocklin	CA	95765
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Porter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FocalPoint Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

LORETTA WALSH GRUBER
COMM. #2128622
Notary Public - California
Los Angeles County
My Comm. Expires Oct. 1, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in [illegible] **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FocalPoint Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2016

Contents

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
Rocklin, California 95765
Office 916/259-1666 -- Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Members
FocalPoint Securities, LLC
Los Angeles, CA 90025

I have audited the accompanying statement of financial condition of FocalPoint Securities, LLC (the "Company"), as of December 31, 2016 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
February 23, 2017

FocalPoint Securities, LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash	$ 791,555
Accounts receivable	102,107
Prepaid expenses	58,295
Advances (Note 8)	50,000
Furniture, fixtures and equipment, net of depreciation of $262,275	107,755
Leaseholds and Other Intangibles, net of amortization of $32,450	62,330
Security deposit	118,387
Total Assets	$ 1,290,429

Liabilities and Members' Equity

Liabilities	
Accrued compensation and bonuses	$ 432,618
Accounts payable and accrued expenses	147,803
Deferred lease liability	107,499
Total Liabilities	687,920
Members' Equity	602,509
Total Liabilities and Members' Equity	$ 1,290,429

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Statement of Income
Year Ended December 31, 2016

Revenues	
Investment banking fees	$ 9,735,585
Total Income	9,735,585
Expenses	
Members compensation and benefits	3,740,332
Employee compensation and benefits	4,096,350
Marketing	533,621
Rent	375,679
Professional fees	239,658
Travel and entertainment	231,557
Office and administration	179,392
Computer expenses	133,085
Research expenses	108,549
Insurance, licenses and fees	76,790
Telephone and communications	70,960
Regulatory fees and expenses	55,617
Depreciation and amortization	56,055
Taxes	24,137
Interest	1,632
Total Expenses	9,923,414
Net (loss)	$ (187,829)

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2016

	Total
Balance, December 31, 2015	$ 1,235,576
Capital Distributions	(445,238)
Net (loss)	(187,829)
Balance, December 31, 2016	$ 602,509

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities:		
Net (loss)	$	(187,829)
Depreciation and amortization		56,055
Accounts receivable		(48,234)
Prepaid expenses		(138)
Advances		(50,000)
Accounts payable and accrued liabilities		(79,588)
Accrued compensation and bonuses		(1,237,120)
State taxes payable		(11,034)
Deferred lease liability		7,912
Net cash used in operating activities		(1,549,976)
Cash flows from investing activities:		
Purchases of property and equipment		(49,217)
Cash flows financing activities:		
Repayment of bank loan		(89,176)
Capital distribution		(445,238)
Cash used for financing activities		(534,414)
Net decrease in cash		(2,133,607)
Cash at beginning of year		2,925,162
Cash at end of year	$	791,555

SUPPLEMENTAL INFORMATION

Interest paid	$	1,632
Income taxes paid	$	24,137

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Notes to Financial Statements
December 31, 2016

Note 1 – Organization and Nature of Business

FocalPoint Securities, LLC (the "Company") was originally incorporated in the State of California on October 7, 1971 under the name of JB Financial. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private placements of securities
- Mergers and acquisitions services – Raising capital and M&A services

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Investment banking revenue is recognized in the form of success fees that are earned upon the closing of the transaction, or completion of the assignment. Advisory fees are recognized when non- refundable retainers are invoiced in accordance with written terms of its engagement agreements. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Income Taxes - The Company, with consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800. The Company also pays taxes in the State of Illinois.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2013 to the present, generally for three years after they are filed.

Note 2 - Significant Accounting Policies (continued)

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the useful life of the improvement or the term of the lease.

Note 3 - Fair Value

Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 - Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash deposits. At December 31, 2016, there were cash balances on deposit of approximately $541,555 in excess of FDIC insured limits. Management believes the organizations are not exposed to any significant credit risk related to cash and equivalents.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $103,635 which was $57,774 in excess of its required net capital of $45,861. The Company had a net capital ratio of 6.63 to 1 at December 31, 2016.

Note 6 – Operating Lease Commitments

The Company leases facilities in Los Angeles and Chicago under a long-term agreement expiring on June 30, 2020 and November 30, 2017 respectively. The annual rental commitments for years ending December 31, is as follows:

	Los Angeles	Chicago	Totals
2017	$ 391,116	$ 49,500	$ 440,616
2018	408,750	0	408,750
2019	427,290	0	427,290
2020	218,394	0	218,394
Totals	$ 1,445,550	$ 49,500	$ 1,495,050

Rental expense for the year was $375,679, net of month to month sublease payments of $12,000.

Note 7 – Pension Plan

During 2016, the Company adopted a new 401 (k) plan covering eligible employees of the Company. All Fulltime Employees are eligible to participate in the plan after one year of service. The company matches 10% of eligible employee contributions each year. The amount of matching contributions due for the year ended December 31, 2016 was $14,250.

Note 8 – Advances

During 2016 the Company made an advance of $50,000 to an employee, which was to be repaid by December 31, 2016. Such advance was not repaid and as of January 1, 2017 and the Company agreed to extend the due date to December 31, 2017 with interest at 2% per annum.

Note 9 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2016 through February 23, 2017, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

FocalPoint Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2016

Computation of Net Capital		
Total ownership equity from statement of financial condition		$ 602,509
Nonallowable assets		
Prepaid expenses	$ 58,295	
Advances	50,000	
Accounts receivable	102,107	
Furniture, fixtures and equipment net of depreciation	107,755	
Leasehold improvement	62,330	
Security deposit	118,387	(498,874)
Net Capital		$ 103,635
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness -		
6-2/3% of net aggregate indebtedness		$ 45,861
Minimum dollar net capital required		$ 5,000
Net Capital required (greater of above amounts)		$ 45,861
Excess Capital		$ 57,774
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 34,843
Computation of Aggregate Indebtedness		
Total liabilities		$ 687,920
Aggregate indebtedness to net capital		6.63

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 103,635
Variance	-
Net Capital per Audited Report	$ 103,635

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

A computation of reserve requirement is not applicable to FocalPoint Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

FocalPoint Securities, LLC
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2016

Information relating to possession or control requirements is not applicable to FocalPoint Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
Rockln, California 95765
Office 916/259-1666 -- Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Members
FocalPoint Securities, LLC

I have reviewed management's statements, included in the accompanying FocalPoint Securities, LLC (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) (the "exemption provisions"), and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
February 23, 2017

FOCALPOINT
Investment Banking

FocalPoint Securities, LLC
11150 Santa Monica Blvd, Suite 1550
Los Angeles, CA 90025
310.405.7000 F:310.405.7077
www.focalpointllc.com

February 23, 2017

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, CA 95765

RE: SEC Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg;

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2) (i) the Company conducts business on a fully disclosed basis and does not execute nor clear securities transactions for any customers.

FocalPoint Securities, LLC met the rules of Section 240, 15c3-3 (k)(2)(i) exemption requirements for the period from January 1, 2016 through December 31, 2016.

Sincerely,

FOCALPOINT Securities, LLC
David R. Porter
Chief Financial Officer